November 17, 2006

BY EDGAR

Mr. Jorge Bonilla

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4561

Washington, D.C. 20549

Bank Building Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 033-64520

Dear Mr. Bonilla:

Set forth below is the response of Bank Building Corporation (the Corporation) to the comment of the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated November 3, 2006 relating to the Corporation’s annual report on Form 10-KSB for the year ended December 31, 2005 and quarterly reports on Form 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006.

Forms 10-QSB for the Quarters ended March 31, 2006 and June 30, 2006

Consolidated Statements of Income, page 4

1.	Comment: We have read and considered your response to comment one. Given the materiality of the error, please tell us what consideration was given to reporting the error as a prior-period adjustment by restating prior-period financial statements. Refer to paragraph 25 of SFAS 154.

Response:

As our counsel discussed with Staff member Yolanda Crittendon on November 16, 2006, the Corporation intends to satisfy paragraph 25 of SFAS 154 by filing amended Form 10-QSBs for the quarters ended March 31, 2006 and June 30, 2006, which amended filings will include restated Consolidated Statements of Income and Consolidated Statements of Cash Flows for the related 2005 periods in order to present proper accruals for income tax expense for those 2005 periods consistent with APB 28, paragraphs 19, 20 and 30 and Rule 310(b) of Regulation S-B. The related “Management’s Discussion and Analysis” discussion for the periods covered by these amended Form 10-QSB filings will also reflect these revisions to the 2005 financial results.

Mr. Jorge Bonilla

Securities and Exchange Commission

November 17, 2006

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Jake Lutz at (804) 697-1490 or the undersigned at (276) 656-1776.

Very truly yours,

/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President

1549759

cc:	Jacob A. Lutz, III